United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2005

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
* Resolutions reached in the General Extraordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 4, 2005

SUMMARY OF THE AGREEMENTS REACHED IN THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

The undersigned, Alternate Secretary of the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Extraordinary Shareholders' Meeting held on September 30, 2005, approved the agreements that can be summarized as follows:

FIRST ITEM OF THE AGENDA:

FIRST: The proposal to voluntarily terminate the American Depositary Receipts (''ADR'') program of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., delist the Corporation's American Depositary Shares (''ADS'') from the New York Stock Exchange, and deregister the ADS and Class B Common Shares of the Corporation before the Securities and Exchange Commission (SEC).

SECOND: To instruct Citibank, N.A. to make all needed notices to the New York Stock Exchange, as well as to the Securities and Exchange Commission, regarding the termination of ADR's program and its date of termination, in order to suspend all trade activities and initiate the corresponding procedure to delist the ADS's.

THIRD: The termination of the Deposit Agreement, dated May 17, 1994 executed between the Corporation and Citibank, N.A.

FOURTH: Notice should be given, regarding the completion of the program, to the investors of the Corporation as well as to Citibank, N.A., in order for the latter to communicate the holders of ADS's, with at least 30 days of anticipation to the date of termination of the program.

FIFTH: The exchange of ADS's for Class B Common Shares of the Corporation, within the next six months after the termination date of the program, which will be completed only after the corresponding commissions charged by Citibank, N.A. are duly paid.

SIXTH: Once the Corporation determines that it has less than 300 holders of its equity securities that are U.S. residents, the Company should apply for deregistration from under the Securities and Exchange Act of 1934, before the Securities and Exchange Commission.

SEVENTH: Instruction to the Secretary to add to the file of the minute of meeting, a printed copy of the proposal presented to the Shareholders, which was approved pursuant with the aforementioned agreements.

EIGHTH: The authorization for an Attorney-in-fact of the Corporation with sufficient powers for administration acts to, on behalf and in representation of the Corporation, carry out all the acts, procedures, negotiations and agreements, as well as to subscribe the needed documentation, in order to fulfill the aforementioned agreements.

SECOND ITEM OF THE AGENDA:

SOLE: RAUL ALONSO PELAEZ CANO, RAUL CAVAZOS MORALES, SALVADOR VARGAS GUAJARDO, ROGELIO SANCHEZ MARTINEZ, CARLOS MARCOS IGA and GUILLERMO ELIZONDO RIOS, were designated as special delegates to formalize the aforesaid agreements, and in its case appear before a Notary Public of their choice and legalize, if needed, completely or partially, the minute drafted as a result of same, as well as to request simple or certified copies of said minute.

THIRD ITEM OF THE AGENDA:

SOLE: The meeting approved the contents of the minute drafted as a result of the referred meeting

Monterrey, N.L., October 3, 2005

LIC. GUILLERMO ELIZONDO RIOS
ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.